

May 14, 2021


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Class A common stock, par value $0.00001 per share, of ZipRecruiter, Inc. under the Exchange Act of 1934.


Sincerely,

Bev Sawyr